MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2014

Date of Report: November 7, 2014

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated November 7, 2014 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2014 and its audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2014 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2014. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

TSX:DEJ;NYSEMKT:DEJ	2	www.dejour.com

NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Funds from operations” is calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. Operating netback and funds from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash provided by operating activities calculated in accordance with IFRS.

The following table reconciles cash provided by operating activities to funds from operations:

	Three months ended September 30		Nine months ended September 30
(CA$ thousands)	2014	2013	2014	2013
	$	$	$	$
Cash provided by (used in) operating activities	(507)	(121)	(454)	574
Change in operating working capital	759	587	1,059	(53)
Cash flow from (used in) operations	252	466	605	521

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2013 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended September 30, 2014 relative to the most recent annual financial statements as at and for the year ended December 31, 2013.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 was applied by the Company on January 1, 2014 and the adoption does not have any impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard does not have any impact on the Company’s condensed consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the group.

TSX:DEJ;NYSEMKT:DEJ	4	www.dejour.com

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at September 30, 2014 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from July 1, 2014 to September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at September 30, 2014 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

TSX:DEJ;NYSEMKT:DEJ	5	www.dejour.com

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During Q3 2014, the Company:

1.

Closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for total share consideration of $1,939,000.

2.

Completed an equity financing of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000).

3.	Increased production by 7% to 496 BOE/d for the nine months ended September 30, 2014 from production of 465 BOE/d for the comparative period in 2013; and

4.	Increased gross revenues by 10% from $7.0 million for the nine months ended September 30, 2013 to $7.6 million for the nine months ended September 30, 2014.

TSX:DEJ;NYSEMKT:DEJ	6	www.dejour.com

REVENUE

Third Quarter 2014 vs. Third Quarter 2013	Three Months Ended September 30
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	210	181	16%
Natural gas (mcf/d)	1,036	2,461	-58%
Total (BOE/d)	382	591	-35%

Average realized prices:
Oil and natural gas liquids ($/bbl)	96.07	95.20	1%
Natural gas ($/mcf)	4.28	3.63	18%
Total ($/BOE)	64.30	44.27	45%

Revenue, before royalties:
Oil and natural gas liquids	1,853	1,587	17%
Natural gas	404	812	-50%
Total	2,257	2,399	-6%

For the three months ended September 30, 2014 (“Q3 2014”) as compared with the corresponding period in 2013 (“Q3 2013”), total revenue, before royalties, decreased by $142,000 or, 6%, due to a decline in production resulting from the partial sale of the Company’s working interest in certain U.S. natural gas properties on June 30, 2014. This was offset by higher combined average realized prices.

The increase in oil production for Q3 2014 as compared with Q3 2013 was due to the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase the Company’s working interest to 99%.

The decrease in natural gas production for Q3 2014 is mainly related to the disposition of 65% of the Company’s working interest in the four natural gas wells at Kokopelli in the eastern portion of Piceance Basin of Colorado on June 30, 2014.

TSX:DEJ;NYSEMKT:DEJ	7	www.dejour.com

Year-to-date 2014 vs. Year-to-date 2013	Nine months ended September 30
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	189	231	-18%
Natural gas (mcf/d)	1,841	1,402	31%
Total (BOE/d)	496	465	7%

Average realized prices:
Oil and natural gas liquids ($/bbl)	92.52	87.69	6%
Natural gas ($/mcf)	5.71	3.75	52%
Total ($/BOE)	56.48	54.92	3%

Revenue, before royalties:
Oil and natural gas liquids	4,775	5,539	-14%
Natural gas	2,864	1,424	101%
Total	7,639	6,963	10%

For the nine months ended September 30, 2014, total revenue, before royalties, increased by $676,000 or, 10%, due to a slight increase in production associated with higher combined average realized prices.

The decrease in oil production for the nine months ended September 30, 2014 compared to the same period of 2013 was attributable to the temporary production curtailment of the main oil producing wells at Woodrush due to the Company’s annual “turnaround” of its production facilities, combined with normal declines.

The increase in natural gas production for the nine months ended September 30, 2014 is directly related to the commencement of production from the four wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013. On June 30, 2014, the Company sold 65% of its working interest in the four wells.

OIL OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/bbl)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Oil and NGL's revenue, realized price	96.06	95.34	1%	92.51	87.84	5%
Royalties	(16.20)	(17.01)	-5%	(15.76)	(16.89)	-7%
Operating and transportation expenses	(27.87)	(27.86)	0%	(26.39)	(26.93)	-2%
Operating netback	51.99	50.47	3%	50.36	44.02	14%

The average price received for oil sales increased by 5% for the nine months ended September 30, 2014, relative to the corresponding period of the prior year. The increase in Dejour’s average realized oil price reflected higher benchmark prices in Canada.

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Average oil royalties paid for the three and nine months ended September 30, 2014 were consistent with those paid in the three and nine months ended September 30, 2013.

Operating and transportation expenses for the three and nine months ended September 30, 2014 were consistent with those paid in the three and nine months ended September 30, 2013.

NATURAL GAS OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/mcf)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Gas revenue, realized price	4.28	3.63	18%	5.71	3.75	52%
Royalties	(0.28)	(0.69)	-59%	(0.95)	(0.64)	48%
Operating and transportation expenses	(3.57)	(1.48)	140%	(3.78)	(2.03)	86%
Operating netback	0.43	1.46	-71%	0.98	1.08	-9%
Barrel of oil equivalent netback ($/BOE)	2.58	8.77	-71%	5.88	6.48	-9%

The average price received for gas sales increased by 18% and 52% for the three and nine months ended September 30, 2014, relative to the corresponding periods of the prior year. The increase in Dejour’s average realized gas price for both periods reflected higher benchmark prices in both Canada and the United States.

Average gas royalties for the current quarter were significantly lower compared to the corresponding quarter of the prior year. This was due to higher Producer Cost of Service (“PCOS”) allowance on certain gas producing wells and facilities in the Province of British Columbia. Average gas royalties increased by 48% for the nine months ended September 30, 2014, relative to the corresponding period of the prior year. The average gas price received in 2014 was comparatively higher than the prices received in 2013. This resulted in a higher royalty rates for marginal gas production in 2014.

Average operating and transportation expenses paid for the three and nine months ended September 30, 2014 were higher compared to the corresponding periods of the prior year. The increase in per unit operating and transportation expenses resulted from the costs associated with the workover of one of the gas producing wells at Drake/Woodrush, the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield, and higher water hauling costs for the gas wells at Kokopelli.

TSX:DEJ;NYSEMKT:DEJ	9	www.dejour.com

FINANCING EXPENSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Interest on bank credit facility	35	31	13%	107	147	-27%
Interest on financial contract liability	64	147	-56%	320	428	-25%
Accretion of loan facility	-	224	-100%	521	246	112%
Finance fees	17	-	100%	20	(17)	218%
Accretion of decommissioning liabilities	16	10	60%	45	26	73%
	132	412	-68%	1,013	830	22%

Average bank debt outstanding	2,341	2,927	-20%	2,654	4,427	-40%
Average interest rate on bank debt	6.0%	4.2%	41%	5.4%	4.4%	21%

Interest expense per BOE (1)	0.99	0.57	75%	0.79	1.16	-32%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on bank debt.

Interest expense related to the Company’s bank debt for the nine months ended September 30, 2014 was lower compared to the corresponding period of the prior year. The decrease was due to lower average bank debt outstanding.

Interest expense related to the Company’s loan facility for the nine months ended September 30, 2014 was substantially higher compared to the corresponding period of the prior year as the facility was originally drawn down in June 2013.

Interest on financial contract liability for the three and nine months ended September 30, 2014 is substantially lower than the corresponding periods in 2013 as the financial contract liability was revalued and reduced by $2,493,000 at June 30, 2014.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Salary and benefits	127	445	-71%	716	1,340	-47%
Other G&A expenses	692	508	36%	2,060	1,730	19%
Gross G&A expenses	819	953	-14%	2,776	3,070	-10%
Capitalized G&A expenses	(48)	(223)	-78%	(326)	(460)	-29%
Overhead recoveries	(12)	(36)	-67%	(75)	(80)	-6%
Total net G&A expenses	759	694	9%	2,375	2,530	-6%
$ per BOE	21.57	12.76	69%	17.54	19.94	-12%

Salary and benefits were decreased by 71% and 47% for the three and nine months ended September 30, 2014, relative to the corresponding periods of the prior year. The decrease was due to a reduction in the number of salaried employees at the Company’s office in Denver, Colorado as part of an overall plan to achieve profitability in the U.S. This also contributed to the lower gross G&A expenses for the three and nine months ended September 30, 2014. Other G&A expenses increased by 36% and 19% for the three and nine months ended September 30, 2014, relative to the corresponding periods of the prior year. The increase was due to the severance payments associated with the termination of a number of the Company’s service providers in the current quarter.

TSX:DEJ;NYSEMKT:DEJ	10	www.dejour.com

STOCK BASED COMPENSATION

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Stock based compensation expense	404	29	1293%	925	329	181%
$ per BOE	11.48	0.53	2053%	6.83	2.59	163%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to the issuance of a significant number of stock options in the nine months ended September 30, 2014, SBC expenses increased in the three and nine months ended September 30, 2014. Additionally, higher share prices in 2014 contributed to the increase in SBC expenses.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Amortization and depletion	815	720	13%	2,176	2,050	6%
Impairment losses	19	4,578	-100%	88	4,770	-98%
Total amortization, depletion and impairment losses	834	5,298	-84%	2,264	6,820	-67%
$ per BOE	23.70	97.41	-76%	16.72	53.76	-69%

The increase in amortization and depletion for the three and nine months ended September 30, 2014 was primarily due to higher depletion for producing oil and gas wells at Drake/Woodrush as a result of higher production after acquisition of additional 24% working interest in the Drake/Woodrush oilfield. This was offset by lower depletion recorded for the 4 wells at Kokopelli due to lower production after disposition of 65% of the Company’s working interest on June 30, 2014.

During the three and nine months ended September 30, 2013, the Company recorded an impairment loss of $4,429,000 because of the write-down of the carrying value of its Woodrush oilfield to the recoverable amount at September 30, 2013.

TSX:DEJ;NYSEMKT:DEJ	11	www.dejour.com

LOSS FOR THE PERIOD

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Income (loss)	(1,620)	(4,642)	-65%	(3,872)	(6,927)	-44%
$ per common share, basic	(0.01)	(0.03)	-71%	(0.02)	(0.05)	-48%
$ per common share, fully diluted	(0.01)	(0.03)	-71%	(0.02)	(0.05)	-48%
$ per BOE	(46.04)	(85.35)	-46%	(28.60)	(54.61)	-48%

The decrease in the loss for the three and nine months ended September 30, 2014 is attributable to the $1.9 million gain on disposition of property and equipment, an increase in revenues after royalties and lower amortization, depletion and impairment losses. This was offset by higher operating and transportation expenses.

FUNDS FROM OPERATIONS

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Cash flow from operations	252	466	-46%	605	521	16%
$ per common share, basic	0.00	0.00	0%	0.00	0.00	0%
$ per common share, fully diluted	0.00	0.00	0%	0.00	0.00	0%
$ per BOE	7.16	8.57	-16%	4.47	4.11	9%

Funds from operations for the three months ended September 30, 2014 decreased by 46%, compared to the three months ended September 30, 2013 as a result of lower operating oil and gas netbacks and higher general and administrative expenses attributable to severance payments made to former officers and employees.

Funds from operations for the nine months ended September 30, 2014 increased by 17%, compared to the nine months ended September 30, 2013 as a result of lower general and administrative expenses. This was offset by lower operating oil and gas netbacks.

Funds flow from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the nine months ended September 30, 2014, the Company acquired certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed). Additionally, the Company acquired an additional 24% working interest in its existing Woodrush oilfield to increase the working interest to 99%.

TSX:DEJ;NYSEMKT:DEJ	12	www.dejour.com

Additions to property and equipment and exploration and evaluation assets:

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	88	6.0%	112	5.3%	-21%
Drilling and completion	551	37.7%	1,253	58.9%	-56%
Facility and pipelines	452	30.9%	286	13.4%	58%
Capitalized general and administrative	360	24.6%	471	22.1%	-24%
Other assets	12	0.8%	6	0.3%	100%
Total (1)	1,463	100.0%	2,128	100.0%	-31%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014 and $1,939,000 related to the acquisition of an additional 24% working interest in Drake/Woodrush in July 2014

CAPITAL RESOURCES AND LIQUIDITY

Dejour manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. Dejour may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	September 30, 2014	December 31, 2013
(CA$ thousands)	$	$	% change
Adjusted (working capital) deficit(1)	(1,705)	1,238	-238%
Bank credit facilities	2,290	2,900	-21%
Loan facility	0	2,911	-100%
Financial contract liability	3,732	6,121	-39%
Net debt (2)	4,317	13,170
Share capital	97,133	90,274	8%
Contributed surplus and accumulated other comprehensive income	10,545	9,664	9%
Deficit	(94,711)	(90,839)	4%
Total Capital	17,284	22,269

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids
(2)	Excludes warrant liability, derivative liability, decommissioning liability, and other liabilities

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Working Capital

As at September 30, 2014 (CA$ thousands)	$
Working capital deficit	(2,556)
Non-cash warrant liability	1,365
Non-cash derivative liability	606
Adjusted working capital deficit	(585)
Add: Bank line of credit	2,290
Adjusted working capital (excluding bank line of credit)	1,705

The adjusted working capital at September 30, 2014 includes $1,824,000 of cash and cash equivalents, $883,000 of accounts receivable, $97,000 of prepaids and deposits, and $1,099,000 of accounts payable and accrued liabilities. The 238% decrease in working capital deficit from December 31, 2013 to September 30, 2014 is primarily due to the net cash proceeds of $532,000 received on June 30, 2014 from the partial sale of DUSA’s working interest in the Kokopelli Project in Colorado and the net cash proceeds received from shares issued pursuant to the equity financings ($1,922,000) and upon the exercise of certain warrants and employees incentive stock options ($2,232,000) in the nine months ended September 30, 2014.

Dejour expects to fund operations and capital expenditures with funds flow from operations, drawings on its bank credit facilities, existing cash and cash equivalents and by accessing the capital markets, as required.

Bank Credit Facilities

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations. The next annual review of the Credit Facility is scheduled in July 2014.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at September 30, 2014, DEAL was in compliance with its working capital ratio requirement.

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Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return provided for in the December 31, 2012 contract. The Drilling Fund further agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016 in determining the net liability owed by Dejour USA to the Drilling Fund at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in according with industry-accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

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The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September, 2016 ($5,091,000), net of the present value of the residual reserve values ($1,359,000), or $3,732,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the period (US$155)	174
Accretion expense (US$293)	328
Foreign exchange loss	201
6,824
Less:
(a) Net operating income (US$837)	(936)
(b) Adjustment of financial contract liability (US$2,034)	(2,156)
Balance at September 30, 2014 (US$3,332)	3,732

Share Capital

In August 2014, the Company completed an equity financing of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $62,000.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $50,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 480,000 common shares.

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the nine months ended September 30, 2014, 10,185,765 stock options were exercised with an average exercise price of $0.20 each. Directors and Officers of the Company exercised 6,858,008 stock options with an average exercise price of $0.20 each.

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CAPITAL RESOURCES

In the fourth quarter of 2014, the Company plans to commence a $2.5 million capital expenditure program, including the drilling of 2 infill wells, in Northeastern, British Columbia. The Company expects to fund this program through the use of a combination of cash provided by operating activities and new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of September 30, 2014, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	51	128	49	-	-	Nil	228
Bank credit facility	2,290	-	-	-	-	Nil	2,290
Financial contract liability(1)	-	-	3,732	-	-	Nil	3,732
Total	2,341	128	3,781	-	-	Nil	6,250

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $628,000 (2013 - $884,000) and non-cash stock-based compensation of $612,000 (2013 - $287,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $14,000 (2013 - $16,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 480,000 common shares.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at September 30, 2014.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending September 30, 2014:

(CA$ thousands, except per unit amounts)	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4
Gross oil and gas revenues	2,257	2,597	2,785	2,354	2,399	2,526	2,038	1,630
Net income (loss)	(1,620)	730	(2,982)	4,350	(4,642)	(1,075)	(1,210)	(9,452)
Per share - basic ($/common share)	(0.009)	0.004	(0.019)	0.029	(0.031)	(0.007)	(0.008)	(0.063)
Per share - fully diluted ($/common share)	(0.009)	0.003	(0.019)	0.022	(0.031)	(0.007)	(0.008)	(0.063)
Total assets	25,349	22,661	28,485	25,499	22,509	27,377	26,525	27,575
Average production (BOE/d)	382	561	546	620	591	422	379	319
Average realized price ($/BOE)	64.3	50.91	56.65	41.58	44.27	65.76	59.69	55.55
Operating netback ($/BOE)	29.71	14.75	26.39	17.55	21.47	32.99	21.95	22.43
Netback as a percentage of sales	46%	29%	47%	42%	49%	50%	37%	35%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 3rd quarter of 2014 to the 3rd quarter of 2013, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

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Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

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